UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

BBVA has reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of the entire stake that BBVA holds directly and indirectly in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”). The aggregate direct and indirect stake of BBVA in BBVA Paraguay represents 100% of its share capital.

The consideration for the acquisition of BBVA Paraguay’s shares amounts to approximately USD 270 million. The abovementioned consideration is subject to regular adjustments for these kind of transactions between the signing and closing dates of the transaction.

It is expected that the transaction would result in a capital gain net of taxes of approximately EUR 20 million and in a positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 5 basis points.

The closing of the transaction is conditioned upon obtaining all required authorizations by the competent regulatory authorities. It is expected that the closing of the transaction would take place in the last quarter of 2019.

Madrid, 7 August 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 7, 2019	By:	/s/ Victoria del Castillo Marchese
	Name:	Victoria del Castillo Marchese
	Title:	Global Head of Strategy & M&A